Form U-13-60

                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                  ANNUAL REPORT

                                 For The Period


             Beginning January 1, 1997 and Ending December 31, 1997

                                     TO THE

                    U. S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                         SOUTHERN COMPANY SERVICES, INC.
                        (Exact Name of Reporting Company)


                           SUBSIDIARY SERVICE COMPANY
                           ("Mutual" or "Subsidiary")


 Date of Incorporation April 21, 1949 If not Incorporated, Date of Organization


 State or Sovereign Power Under Which Incorporated or Organized State of Alabama


          Location of Principal Executive Offices of Reporting Company
                           241 Ralph McGill Blvd., NE
                           Atlanta, Georgia 30308-3374

Name, title, and address of officer to whom correspondence concerning this report should be addressed:


                           Vice President,        241 Ralph McGill Blvd., NE
         W. Dean Hudson    Comptroller and        Atlanta, Georgia  30308-3374
             (Name)        Chief Financial         (Address)
                           Officer
                             (Title)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:


                              THE SOUTHERN COMPANY

                      INSTRUCTIONS FOR USE OF FORM U-13-60


     1. Time of Filing.--Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on form U-13-60 and in accordance with the Instructions for that form.

     2. Number of Copies.--Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

     3. Period Covered by Report.--The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

     4. Report Format.--Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5. Money Amounts Displayed.--All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ( 210.3-01(b)).

     6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c))

     7. Major Amendments or Corrections.--Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

                      INSTRUCTIONS FOR USE OF FORM U-13-60
                                   (Continued)


     8. Definitions.--Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service companies and Subsidiary Service companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     9. Organization Chart.--The service company shall submit with each annual report a copy of its current organization chart.

    10. Methods of Allocation.--The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

    11. Annual Statement of Compensation for Use of Capital Billed.--The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

2


LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
---------------------------------------------

                                                       Schedule or        Page
Description of Schedules and Accounts                  Account Number    Number
--------------------------------------                 --------------    ------

   COMPARATIVE BALANCE SHEET                            Schedule I         4-5

      SERVICE COMPANY PROPERTY                          Schedule II        6-7

      ACCUMULATED PROVISION FOR DEPRECIATION
         AND AMORTIZATION OF SERVICE COMPANY
              PROPERTY                                  Schedule III       8

      INVESTMENTS                                       Schedule IV        9

      ACCOUNTS RECEIVABLE FROM ASSOCIATE
         COMPANIES                                      Schedule V         10

      FUEL STOCK EXPENSES UNDISTRIBUTED                 Schedule VI        11

      STORES EXPENSE UNDISTRIBUTED                      Schedule VII       12

      MISCELLANEOUS CURRENT AND ACCRUED
         ASSETS                                         Schedule VIII      13

      MISCELLANEOUS DEFERRED DEBITS                     Schedule IX        14

      RESEARCH, DEVELOPMENT, OR DEMONSTRATION
         EXPENDITURES                                   Schedule X         15

      PROPRIETARY CAPITAL                               Schedule XI        16

      LONG-TERM DEBT                                    Schedule XII       17

      CURRENT AND ACCRUED LIABILITIES                   Schedule XIII      18

      NOTES TO FINANCIAL STATEMENTS                     Schedule XIV       19

   COMPARATIVE INCOME STATEMENT                         Schedule XV        20

      ANALYSIS OF BILLING - ASSOCIATE
        COMPANIES                                       Account 457        21

      ANALYSIS OF BILLING - NONASSOCIATE
         COMPANIES                                      Account 458        22

      ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
         AND NONASSOCIATE COMPANIES                     Schedule XVI       23

---------------------------------------------

                                                   Schedule or           Page
Description of Schedules and Accounts             Account Number        Number
-------------------------------------             --------------        ------

      SCHEDULE OF EXPENSE BY DEPARTMENT OR
         SERVICE FUNCTION                           Schedule XVII       24-25

      DEPARTMENTAL ANALYSIS OF SALARIES             Account 920         26

      OUTSIDE SERVICES EMPLOYED                     Account 923         27

      EMPLOYEE PENSIONS AND BENEFITS                Account 926         28

      GENERAL ADVERTISING EXPENSES                  Account 930.1       29

      MISCELLANEOUS GENERAL EXPENSES                Account 930.2       30

      RENTS                                         Account 931         31

      TAXES OTHER THAN INCOME TAXES                 Account 408         32

      DONATIONS                                     Account 426.1       33

      OTHER DEDUCTIONS                              Account 426.5       34

      NOTES TO STATEMENT OF INCOME                  Schedule XVIII      35

      FINANCIAL DATA SCHEDULE                       Schedule XIX        36

      ORGANIZATION CHART                                                37

      METHODS OF ALLOCATION                                             38

      ANNUAL STATEMENT OF COMPENSATION FOR USE
         OF CAPITAL BILLED                                              39

4
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                             (Thousands of Dollars)

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT                 ASSETS AND OTHER DEBITS          OF DECEMBER 31
                                                         CURRENT      PRIOR
---------               -----------------------          -------      -----

         SERVICE COMPANY PROPERTY

  101      Service company property (Schedule II)           209,657     234,904
  107      Construction work in progress (Schedule II)       23,106      22,118
                                                            -------     -------
              Total Property                                232,763     257,022
                                                            -------     -------
  108      Less accumulated provision for depreciation
              and amortization of service company
              property (Schedule III)                       135,276     132,535
                                                            -------     -------
                  Net Service Company Property               97,487     124,487
                                                            -------     -------

       INVESTMENTS

  123      Investments in associate companies (Schedule IV)     -           -
  124      Other investments (Schedule IV)                    2,877       3,925
                                                            -------     -------
              Total Investments                               2,877       3,925
                                                            -------     -------

       CURRENT AND ACCRUED ASSETS

  131      Cash                                                 -           -
  134      Special deposits                                     -           -
  135      Working funds                                          5           5
  136      Temporary cash investments (Schedule IV)             -         4,602
  141      Notes receivable                                     -           -
  143      Accounts receivable                               41,749      38,918
  146      Accounts receivable from associate
              companies (Schedule V)                        155,207      91,208
  152      Fuel stock expenses undistributed (Schedule VI)      -           -
  154      Materials and supplies                             2,116       2,951
  163      Stores expense undistributed (Schedule VII)          -           -
  165      Prepayments                                        4,228       1,937
  174      Miscellaneous current and accrued assets
              (Schedule VIII)                                   -            65
                                                            -------     -------
                  Total Current and Accrued Assets          203,305     139,686
                                                            -------     -------

       DEFERRED DEBITS

  181      Unamortized debt expense                             -           -
  184      Clearing accounts                                    135         108
  186      Miscellaneous deferred debits (Schedule IX)        5,642       6,743
  188      Research, development, or demonstration
              expenditures (Schedule X)                         -           -
  190      Accumulated deferred income taxes                    -           -
                                                             -------    -------
                   Total Deferred Debits                       5,777      6,851
                                                             --------   -------

                    TOTAL ASSETS AND OTHER DEBITS            309,446    274,949
                                                             =======    =======

                                                                          5
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                             (Thousands of Dollars)

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT               LIABILITIES AND PROPRIETARY CAPITAL     AS OF DECEMBER 31
                                                             CURRENT      PRIOR
-------               -----------------------------------    -------      -----

             PROPRIETARY CAPITAL

    201       Common stock issued (Schedule XI)                 725         725
    211       Miscellaneous paid-in-capital (Schedule XI)       150         150
    215       Appropriated retained earnings (Schedule XI)      -           -
    216       Unappropriated retained earnings
                 (Schedule XI)                                  -           -
                                                            -------     -------
                     Total Proprietary Capital                  875         875
                                                            -------     -------

            LONG-TERM DEBT

    223       Advances from associate companies (Schedule XII)  -           -
    224       Other long-term debt (Schedule XII)            36,021      47,658
    225       Unamortized premium on long-term debt             -           -
    226       Unamortized discount on long-term debt-debit      -           -
                                                            -------     -------
                     Total Long-Term Debt                    36,021      47,658
                                                            -------     -------

            CURRENT AND ACCRUED LIABILITIES

    231       Notes payable                                   2,300      15,792
    232       Accounts payable                               45,478      29,262
    233       Notes payable to associated companies
                 (Schedule XIII)                              6,400         -
    234       Accounts payable to associate companies
                 (Schedule XIII)                             43,384      33,592
    236       Taxes accrued                                   5,275         799
    237       Interest accrued                                    3          62
    238       Dividends declared                                -           -
    241       Tax collections payable                        12,903         605
    242       Miscellaneous current and accrued
                 liabilities (Schedule XIII)                 81,360      67,731
                                                            -------     -------
                     Total Current and Accrued Liabilities  197,103     147,843
                                                            -------     -------

            DEFERRED CREDITS

    253       Other deferred credits                         75,447      78,573
    255       Accumulated deferred investment tax credits       -           -
                                                            -------     -------
                     Total Deferred Credits                  75,447      78,573
                                                            -------     -------


    282   ACCUMULATED DEFERRED INCOME TAXES                     -           -
          ---------------------------------                 -------     -------

                      TOTAL LIABILITIES AND PROPRIETARY
                        CAPITAL                            309,446     274,949
                                                           =======     =======

6

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                   SCHEDULE II

                            SERVICE COMPANY PROPERTY
                            ------------------------

                                 BALANCE AT                                                       BALANCE AT
                                 BEGINNING                        RETIREMENTS        OTHER 1/      CLOSE OF
      DESCRIPTION                 OF YEAR        ADDITIONS         OR SALES          CHANGES         YEAR
      ----------                 ---------       ---------        -----------        --------     -----------

SERVICE COMPANY PROPERTY
------------------------
Account

301     ORGANIZATION                    -               -               -              -                 -
303     MISCELLANEOUS
        INTANGIBLE PLANT                -               -               -              -                 -
304     LAND & LAND RIGHTS              -               -               -              -                 -
305     STRUCTURES AND
        IMPROVEMENTS                 50,781             -               -              -              50,781
306     LEASEHOLD
        IMPROVEMENTS                 21,485           1,826             -               (72)          23,239
307     EQUIPMENT 2/                 79,587           6,513           (4,633)          (549)          80,918
                  -
308     OFFICE FURNITURE
        AND EQUIPMENT 2/             34,704           2,238           (1,039)           (62)          35,841
                      -
309     AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT 2/                  1,304               2             (623)           100              783
                  -
310     AIRCRAFT AND
        AIRPORT EQUIPMENT 2/         28,694             139              (10)          -              28,823
                          -
311     OTHER SERVICE COMPANY
        PROPERTY 2/ 3/               11,960           3,089             (191)          (339)          14,519
                 -  -               -------         -------         --------       --------          -------

          SUB-TOTAL                 228,515          13,807           (6,496)          (922)         234,904
                                    -------         -------         --------       --------          -------

107     CONSTRUCTION WORK
        IN PROGRESS 4/               17,492           4,626             -              -              22,118
                    -               -------         -------         --------        -------          -------

          TOTAL                     246,007          18,433           (6,496)          (922)         257,022
                                    =======         =======         ========        =======          =======


1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:


( ) Denotes red figure.


                                                                            7
                              SCHEDULE II-CONTINUED

                             (Thousands of Dollars)


2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                    BALANCE AT
                                                                     CLOSE OF
SEC/CLASS       SUBACCOUNT DESCRIPTION             ADDITIONS            YEAR
--------        ----------------------            ----------        ----------

307/02          Research & Laboratory Equip.             973             2,282
307/03          Word Processing/Office
                  Automation Equip.                    1,517             5,120
307/04          Personal Computer Equip.               2,035            32,582
307/05          Computer Equipment                       631            23,921
307/11          Telephone Systems                        537             7,426
307/12          Telecommunications Equip.                820             9,587
308/01          Furniture & Fixtures                   1,279            23,842
308/09          Data Handling Equipment
                  & Miscellaneous                        959            11,999
309/08          Autos, Trucks & Trailers                   2               783
310/07          Aircraft                                 139            28,824
311/10          Software                               3,088            12,822
311/13          Coal Pilot Scale Combustion
                  Facility                               -               1,671
311/14          Boats                                      1                26
                                                      ------           -------

                              TOTAL                   11,981           160,885
                                                      ======           =======


3/              DESCRIBE OTHER SERVICE COMPANY PROPERTY:

        1.   Purchased computer software and software licenses.

        2.   Pulverized coal pilot scale combustion facility.

        3.   Boats, motors, & trailers

4/      DESCRIBE CONSTRUCTION WORK IN PROGRESS:

        A. An energy management system for the Southern Electric System to be located at Birmingham, Alabama.

8

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                  SCHEDULE III

                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY

                                                   ADDITIONS                           OTHER
                                  BALANCE AT        CHARGED                            CHARGES      BALANCE AT
                                  BEGINNING           TO                                ADD          CLOSE OF
      DESCRIPTION                  OF YEAR         ACCT #403       RETIREMENTS        (DEDUCT)1/      YEAR
      -----------                 ----------       ---------       ------------       ----------    --------
Account

301     ORGANIZATION                    -               -              -               -               -

303     MISCELLANEOUS
        INTANGIBLE PLANT                -               -              -               -               -

304     LAND & LAND RIGHTS              -               -              -               -               -

305     STRUCTURES AND
        IMPROVEMENTS                 20,829           1,989            -               -            22,818

306     LEASEHOLD
        IMPROVEMENTS                  7,398           1,137            -                47           8,582

307     EQUIPMENT                    58,031           7,900          (4,389)            (1)         61,541

308     OFFICE FURNITURE
        AND FIXTURES                 18,221           2,639            (985)           -            19,875

309     AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT                       700             129            (205)             -             624

310     AIRCRAFT AND
        AIRPORT EQUIPMENT             9,001           1,059             (10)             -          10,050

311     OTHER SERVICE
        COMPANY PROPERTY              7,212           2,023            (189)              (1)        9,045
                                    -------          ------          ------           ------       -------


        TOTAL                       121,392          16,876          (5,778)              45       132,535
                                    =======          ======          ======           ======       =======

1/      PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

        NONE

( ) Denotes red figure.

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                   SCHEDULE IV

                                   INVESTMENTS


INSTRUCTIONS:            Complete the following schedule concerning investments.

                         Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

                         Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                  BALANCE AT        BALANCE AT
                                                  BEGINNING          CLOSE OF
        DESCRIPTION                                OF YEAR             YEAR
        -----------                               ---------         ----------


ACCOUNT 123 - INVESTMENT IN ASSOCIATE
    COMPANIES                                              -             -




ACCOUNT 124 - OTHER INVESTMENTS

    Employee Merchandise Loans                              31               9
    Employee Energy Loans                                2,287           2,520
    Energy Insurance Mutual LTD - Reserve                   11              11
    ACE Limited - Reserve                                   69              69
    Employee Computer Loans                                875           1,038
    Notes Receivable                                        86              86
    Miscellaneous                                           42             192



ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                   -             4,602
                                                        ------          ------

        TOTAL                                            3,401           8,527
                                                        ======          ======

10

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                   SCHEDULE V

                        ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                        --------------------------------------------

INSTRUCTIONS:            Complete the following schedule listing accounts
                         receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                     BALANCE AT      BALANCE AT
                                                     BEGINNING        CLOSE OF
        DESCRIPTION                                   OF YEAR          YEAR
        -----------                                  ----------     -----------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

    The Southern Company                                    890          1,039
    Alabama Power Company                                34,494         23,947
    Georgia Power Company                                55,327         36,390
    Gulf Power Company                                    9,488          5,547
    Mississippi Power Company                            14,243          5,594
    Savannah Electric and Power Company                   5,903          5,992
    Southern Communications Services, Inc.                  753          1,500
    Southern Development & Investment Group, Inc.           505            662
    Southern Electric Generating Company                    432            401
    Southern Electric International, Inc.*                1,196          1,356
    Southern Electric Railroad                               75             99
    Southern Nuclear Operating Company                   10,020          8,656
    Southern Telecom Holding Company                        -               23
    Southern Information Holding Company                    -                1
    Trustee for SCS Pension                                  13              1
                                                        -------         ------

        TOTAL                                           133,339         91,208
                                                        =======         ======

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                      TOTAL
                                                                       PAYMENTS
                                                                       --------

    The Southern Company                                                 2,509
    Alabama Power Company                                                8,066
    Georgia Power Company                                              134,892
    Gulf Power Company                                                  24,274
    Mississippi Power Company                                           20,145
    Savannah Electric and Power Company                                 56,258
    Southern Communications Services, Inc.                                 190
    Southern Development & Investment Group, Inc.                          217
    Southern Electric Generating Company                                   237
    Southern Electric International, Inc.*                                 986
    Southern Electric Railroad                                             -
    Southern Nuclear Operating Company                                     476
    Trustee for SCS Pension                                                -
                                                                         -----

The major portion of the above expenses consists of the Integrated System Power Pool transactions, transactions relating to the System Pension Plan, transactions relating to the Employee Savings Plan and transactions relating to the Employee Stock Ownership Plan.

        TOTAL PAYMENTS                                                 248,250
                                                                       =======

* The name of Southern Electric International, Inc. was changed to Southern Energy, Inc. in October of 1996. For purposes of this report, the name Southern Electric International, Inc. (SEI) has been used.

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                   SCHEDULE VI

                        FUEL STOCK EXPENSES UNDISTRIBUTED


INSTRUCTIONS:            Report the amount of labor and expenses incurred with
                         respect to fuel stock expenses during the year and indicate amount attributable to each associate company.
                         Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

        DESCRIPTION                           LABOR      EXPENSES        TOTAL
        ----------                            -----      --------        -----


ACCOUNT 152 - FUEL STOCK EXPENSES
    UNDISTRIBUTED                              3,686         2,524      6,210

Total amount billed during current
   year as follows:

Associated Companies

    The Southern Company                          (3)           (2)        (5)
    Alabama Power Company                     (1,154)         (823)    (1,977)
    Georgia Power Company                     (1,508)         (947)    (2,455)
    Gulf Power Company                          (264)         (172)      (436)
    Mississippi Power Company                   (385)         (227)      (612)
    Savannah Electric and Power Company          (74)          (51)      (125)
    Southern Electric Generating Company         (61)          (46)      (107)
    Southern Electric International, Inc.       (166)         (199)      (365)
    Southern Electric Railroad                   (69)          (56)      (125)
                                              ------        ------     ------

        Subtotal                              (3,684)       (2,523)    (6,207)
                                              ------        ------     ------

    Nonassociated Companies                       (2)           (1)        (3)


        TOTAL                                      0              0         0
                                              ======         ======    ======

( ) Denotes red figure.

SUMMARY: Fuel services performed by the service company consists of acting as agent on behalf of all the system operating companies on fossil related matters as defined in an operating agreement with each company.

12
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)


                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                  --------------------------------------------




INSTRUCTIONS:    Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

        DESCRIPTION                             LABOR        EXPENSES    TOTAL
        -----------                             -----        ---------   ------

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED




    NOT APPLICABLE

                  ANNUAL REPORT OF SOUTHEROMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                  SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                    ----------------------------------------

INSTRUCTIONS:   Provide detail of items in this account.  Items less than
                $10,000 may be grouped, showing the number of items in each group.

                                                   BALANCE AT      BALANCE AT
                                                   BEGINNING         CLOSE OF
        DESCRIPTION                                 OF YEAR          YEAR


ACCOUNT 174 - MISCELLANEOUS CURRENT AND
        ACCRUED ASSETS - INTEREST RECEIVABLE -
        TEMPORARY CASH INVESTMENTS                        65                -

14
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                   SCHEDULE IX

                          MISCELLANEOUS DEFERRED DEBITS
                          -----------------------------

INSTRUCTIONS:    Provide detail of items in this account.  Items less than
                 $10,000 may be grouped, showing the number of items in each class.

                                                 BALANCE AT        BALANCE AT
                                                 BEGINNING          CLOSE OF
        DESCRIPTION                               OF YEAR            YEAR
        -----------                              ----------       ----------

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

    Deposit for Georgia Sales and Use Tax             26               26

    Wilsonville Clean-up                           1,619              141

    Payroll Taxes                                     13              -

    Executive Stock Option Taxes                       4                5

    Retire Capital Items                              19               20

    Architectural Fees                               560              -

    Unamortized Leasehold - Bldg. 66               3,029            2,752

    Sundry Delayed Clearance                       2,406            2,774

    Power Marketing Trading Floor                    -              1,025
                                                  ------           ------


    Total                                          7,676            6,743
                                                  ======           ======

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
               ---------------------------------------------------

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

        DESCRIPTION                                               AMOUNT
        -----------                                               ------

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
              EXPENDITURES                                         32,871

Total amount billed/incurred during current year as follows:

Government Projects:
    Clean Coal Technology Projects:
        Yates CT-121 Project                                         (196)
        Hammond Wall Fired Project                                    478
        Crist SCR Project                                            (315)

    Other Government Projects:
        Hot Gas Cleanup Project                                   (24,161)
        Westinghouse AP600 Design Certification                       (56)
        Generic NOx Control Intelligent System                       (108)
        Westinghouse 1st of Kind Engineering (FOAKE)               (1,559)

ERPI Projects:
    GNOCIS Demonstration                                              (39)
    RE&A EPRI Contracts                                            (1,154)
    Advanced End-Use Technologies                                     (86)
    EPRI Bioremediation Project                                      (123)
    EPRI Bulk Trans. System Reliability                              (144)

Associate Companies:
    Air Quality Studies                                              (105)
    Combustion & Fuel Effects                                        (637)
    Research Administration                                          (518)
    Flue Gas Treatment                                               (433)
    Power Delivery Research                                           (57)
    Advanced End-Use Technology Research                           (1,221)
    Particulate Control Studies                                      (425)
    Advanced Energy Systems                                        (1,500)
    Thermal & Fluid Sciences                                         (389)
    R&D Tech Econ Assessments                                        (117)
    Lead Test Assembly                                                 (6)
                                                                 --------

TOTAL AMOUNT BILLED/INCURRED                                      (32,871)

        TOTAL                                                           0
                                                                 ========
( ) Denotes red figure.

16
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                        SCHEDULE XI - PROPRIETARY CAPITAL

                              NUMBER OF      PAR OR STATED          OUTSTANDING
ACCOUNT                        SHARES          VALUE                  CLOSE
NUMBER   CLASS OF STOCK       AUTHORIZED      PER SHARE              OF PERIOD
------   -------------        ----------     ----------             -----------

201     COMMON STOCK                                              NO. OF SHARES
         ISSUED                17,000          50.00              14,500

                                                                  TOTAL AMOUNT
                                                                  725

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

DESCRIPTION                                               AMOUNT
-----------                                               ------
ACCOUNT 211
            MISCELLANEOUS PAID-IN CAPITAL                   150

ACCOUNT 215
            APPROPRIATED RETAINED EARNINGS                  -

TOTAL                                                       150

INSTRUCTIONS:       Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform
                    System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                              BALANCE AT   NET INCOME               BALANCE AT
                              BEGINNING        OR       DIVIDENDS     CLOSE
DESCRIPTION                    OF YEAR       (LOSS)        PAID       OF YEAR
-----------                   ---------    ----------   ---------   ----------

ACCOUNT 216
   UNAPPROPRIATED RETAINED
   EARNINGS                         -            -           -             -

TOTAL                               -            -           -             -

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                          SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:   Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For
                Account 224 - Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.



                         TERMS OF OBLIG       DATE                                  BALANCE AT                           BALANCE AT
                         CLASS & SERIES        OF        INTEREST    AMOUNT         BEGINNING                  1/           CLOSE
NAME OF CREDITOR         OF OBLIGATION      MATURITY       RATE    AUTHORIZED        OF YEAR   ADDITIONS     DEDUCTIONS     OF YEAR
----------------         ---------------    ---------     --------  ----------    ----------  ---------     ----------     --------


ACCOUNT 223 - ADVANCES FROM ASSOCIATE
              COMPANIES:

NOT APPLICABLE

ACCOUNT 224 - OTHER LONG-TERM DEBT:
  Notes Payable
CIBC, Inc.                                  09/09/1997      4.94     15,000          15,000            -         15,000          -
                                                                     ------          ------       --------       -------      ------
    Subtotal                                                         15,000          15,000            -         15,000         -
                                                                     ------          ------       --------       ------       -----

OTHER LONG-TERM DEBT:
  CAPITAL LEASE OBLIGATION
Beacon Properties                           02/01/2011      9.25      7,225           5,689            -            204       5,485
Beacon Properties                           02/01/2011     13.00     41,551          42,761            -            588      42,173
                                                                     ------          ------      ---------     --------      ------
    Subtotal                                                         48,776          48,450            -            792      47,658
                                                                     ------          ------      ---------     --------      ------

TOTAL                                                                63,776          63,450            -         15,792      47,658
                                                                     ======          ======      =========      =======      ======

1/    GIVE AN EXPLANATION OF DEDUCTIONS:    CIBC - Deductions of $15,000,000.00 transferred to current maturities.  Beacon
      Properties (Formerly Taylor &   Mathis)  - Deductions of $791,657.21 transferred to current maturities.


18
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                 -----------------------------------------------

INSTRUCTIONS:   Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                        BALANCE AT   BALANCE AT
                                                        BEGINNING      CLOSE OF
        DESCRIPTION                                      OF YEAR        YEAR
        -----------                                     --------     ---------

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

    The Southern Company                                   5,890           -
                                                          ------        ------
        TOTAL                                              5,890           -
                                                          ======        ======

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

    The Southern Company                                     -             -
    Alabama Power Company                                 29,554        22,818
    Georgia Power Company                                  4,175         1,761
    Gulf Power Company                                     1,362         1,221
    Mississippi Power Company                                268           270
    Savannah Electric and Power Company                       15            22
    Southern Electric Generating Company                      38           -
    Southern Electric International, Inc.                    967           967
    Southern Communications Services, Inc.                   -             373
    Southern Nuclear Operating Company                     5,936         5,712
    Southern Development & Investment Group                  348           448
                                                          ------        ------
        TOTAL                                             42,663        33,592
                                                          ======        ======

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

    Incentive Pay                                         22,410        20,621
    Vacation Clearing Account                             16,727        16,175
    Accrued Labor & Related Overheads                      2,924         4,174
    Employee Group Insurance Premiums                      1,234           704
    Early Retirement Benefits                              1,594         1,374
    Productivity Improvement Program                      12,447        11,926
    Accumulated Provision for Major Overhaul
        of Aircraft                                        1,416         1,214
    Supplemental Pensions and Benefits                       645           731
    Department of Energy                                     262           (75)
    Flex and Save Benefits                                 1,248         1,658
    Post Employment Benefits                                  66            66
    Severance Pay                                          2,864         8,107
    Metro Life Advance-Current                                56           176



(Continued on Page 18A)

                                                                          18A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                 -----------------------------------------------
                                   (Continued)



                                                  bALANCE AT         BALANCE AT
                                                   EGINNING           CLOSE OF
        DESCRIPTION                                OF YEAR             YEAR
        -----------                               ---------          ---------


    Associate Companies - ESP                             (7)             (761)
    APCO - U.S. Savings Bond Withholdings                108               -
    Commitment Fees - Credit Lines                        80                71
    Accrued Bank Fees                                    149               136
    APCO - Supplemental Life Ins. - Pension              (24)              (66)
    GPCO - Charitable Contributions
      Withholdings                                        12               -
    SCS - Employee Savings Plan                         (213)              567
    MPCO - Contributory Life Ins. Withholdings
      - Pension                                           12                12
    MPCO - Medical Withholdings                          116              (565)
    APCO - Contributory Life Withholdings                 (4)               13
    APCO - Personal Auto Maintenance                     -                  23
    SCS - U.S. Savings Bonds Withholdings                 52                94
    GPCO - Contributory Life Withholdings
      - Pension                                            5                17
    SCS - GPCO-Efficiency Store Withholdings               1                12
    GUPCO - Medical Withholdings                         -                 667
    MPCO - Contributory Life Withholdings                -                 422
    MPCO - Medical Withholdings-Pension                   (3)              (12)
    Funds Dist-Holders SE P&L Corp.                        8                13
    Miscellaneous (69 Beginning)(78 Ending)              134                37
                                                      ------            ------


        TOTAL                                         64,272            67,731
                                                      ======            ======

19
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        General

        Southern Company Services, Inc. (the "Company") follows the Uniform System of Accounts prescribed by the Securities and Exchange Commission ("SEC") for service companies, as amended, effective January 1, 1980.

        The Company has no earnings or retained earnings since it primarily renders services at cost to its parent company, The Southern Company, and to that company's subsidiaries, as further discussed in Note 2.

        The financial statements are prepared in conformity with generally accepted accounting principles which requires the use of estimates. The actual results may differ from those estimates.

        Cash and Cash Equivalents

        The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value.

        Income Taxes

        The Company is included in the consolidated federal income tax return with The Southern Company and its subsidiaries. Federal income tax deferrals primarily resulting from the use of accelerated depreciation are fully utilized and accounted for by the operating subsidiaries of The Southern Company.

        Property, Equipment, and Depreciation and Amortization

        Property and equipment, including any interest capitalized during construction, are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated economic life of the related asset (ranging from 5 to 12 years). Leasehold improvements are amortized over the lives of the respective leases.

                                                                       19A


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


        On retirement or sale of assets, the cost of such assets and the related accumulated depreciation are removed from the accounts, and the gain or loss, if any, is credited or charged to income.


2.      SERVICE AGREEMENTS

        The Southern Company and each of its operating subsidiaries (Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Savannah Electric and Power Company), Southern Electric Generating Company (an operating subsidiary owned equally by Alabama Power Company and Georgia Power Company), Southern Electric International, Inc. (a subsidiary of The Southern Company which designs, builds, owns, and operates power production facilities and provides a broad range of technical services to industrial companies and utilities in the United States and a number of international markets), Southern Development and Investment Group, Inc. (a subsidiary of The Southern Company which researches and develops new business opportunities), Southern Nuclear Operating Company (a subsidiary of The Southern Company which provides services to the Southern electric system nuclear power plants), Southern Electric Railroad Company (a subsidiary of The Southern Company, which provides railroad services to the operating subsidiaries) and Southern Communications Services, Inc. (a subsidiary of The Southern Company, which provides wireless communications services to the operating subsidiaries and their customers) have entered into agreements with the Company under which the Company renders the following services at cost: general executive and advisory services, general engineering, design engineering, purchasing, accounting and statistical, finance and treasury, tax, insurance and pension, rate, budgeting, business promotion and public relations, employee relations, systems and procedures, and other services with respect to business and operations and, in the case of operating subsidiaries, power pool operations. The agreements shall be canceled to the extent and from the time that performance thereunder conflicts with any rule, regulation, or order of the SEC adopted before or after the execution of the agreements.

19B
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


3.      RETIREMENT BENEFITS

        Pension Costs

        The Company has a defined benefit, trusteed, noncontributory pension plan which covers substantially all regular employees. The Company uses the "entry age normal method with frozen initial liability" actuarial method for funding purposes, subject to limitations under federal income tax regulations. Amounts funded to the pension trusts are primarily invested in equity and fixed-income securities. Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," requires use of the "projected unit credit" actuarial method for financial reporting purposes.

        Other Postretirement Benefits

        The Company provides certain health care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits when they retire. Trusts are funded to the extent deductible under federal income tax regulations. Amounts funded are primarily invested in debt and equity securities.

        Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" requires that medical care and life insurance benefits for retired employees be accounted for on an accrual basis, using a specified actuarial method, "benefit/years-of-service."

        Funded Status and Cost of Benefits

        The following tables show actuarial results and assumptions for pension and post retirement insurance benefits as computed under the requirements of FASB Statement Nos. 87 and 106, respectively. The funded status of the plans at December 31 was as follows:

                                                                            19C

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

                                                          Pension
                                                   -----------------------
                                                    1996             1995
                                                   ------           ------
        Actuarial present value of
          benefit obligations:
            Vested benefits                        208,808         172,643
            Non-vested benefits                     16,361          12,308
                                                  --------        --------

        Accumulated benefit obligation             225,169         184,951
        Additional amounts related to
          projected salary increases               104,606          86,455
                                                  --------        --------

        Projected benefit obligation               329,775         271,406
        Less:
          Fair value of plan assets                479,484         376,547
          Unrecognized net gain                   (151,659)       (121,438)
          Unrecognized prior service cost           13,194           5,303
          Unrecognized net transition asset        (12,664)        (13,970)
                                                 ---------       ---------

        Accrued liability recognized
          in the balance sheets                      1,420          24,964
                                                  ========        ========


                                                   Postretirement Benefits
                                                   ------------------------
                                                   1996               1995
                                                   -----              ----

        Actuarial present value of
          benefit obligation:
            Retirees and Dependents                 29,321          28,054
            Employees eligible to retire             5,480           3,869
            Other employees                         39,655          40,413
                                                   -------         -------
        Accumulated benefit obligations             74,456          72,336
        Less:
          Fair value of plan assets                 18,674          16,656
          Unrecognized net loss (gain)               2,849           3,464
          Unrecognized transition obligation         6,575           9,807
                                                   -------         -------
        Accrued liability recognized in the
          balance sheets                            46,358          42,409
                                                    ======          ======

19D
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

        The weighted average rates assumed in the actuarial calculations were:

                                                      1996             1995
                                                      ----             ----

        Discount                                      7.75%            7.25%
        Annual salary increase                        5.25%            4.75%
        Long-term return on plan assets               8.5%             8.5%


        An additional assumption used in measuring the accumulated postretirement medical benefit obligation was a weighted average medical care cost trend rate of 9.25 percent for 1996 decreasing gradually to
        5.75 percent through the year 2005 and remaining at that level thereafter. An annual increase in the assumed medical care cost trend rate of 1 percent would increase the accumulated medical benefit obligation at December 31, 1996, by $5.9 million and the aggregate of the service and interest cost components of the net retiree medical cost by $0.6 million.

                                                                           19E


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


Components of the plans net costs are shown below:


                                                                Pension
                                                         ---------------------
                                                         1996             1995
                                                         ----             -----


        Benefits earned during the year                  12,538          8,878
        Interest cost on projected
          benefit obligation                             18,031         17,484
        Actual (return) loss on plan assets             (44,746)       (70,331)
        Net amortization and deferral                     2,613         40,828
                                                        -------        -------

        Net pension income                              (11,564)        (3,141)
                                                        =======         ======


                                                        Postretirement Benefits
                                                        -----------------------
                                                           1996            1995
                                                           ----            ----


        Benefits earned during the year                   2,216           2,441
        Interest cost on accumulated
          benefit obligation                              5,134           5,158
        Amortization of transition obligation               405           1,317
        Actual (return) loss on plan assets              (2,015)         (3,230)
        Net amortization and deferral                       849           2,021
                                                         ------          ------

          Net postretirement costs                        6,589           7,707
                                                          =====           =====


Work Force Reduction Programs

        The Company has incurred additional costs for work force reduction programs. The costs related to these programs were $20 million and $1 million for 1996 and 1995, respectively. These costs were charged to income.

19F
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


4.      LONG-TERM OPERATING LEASES

        The Company leases various facilities and equipment under noncancelable operating lease arrangements. Rental expense under all operating leases was approximately $23,254,000 and $12,800,000 in 1996 and 1995, respectively. Future minimum lease payments under these noncancelable operating leases as of December 31, 1996 are as follows:

            1997                        30,144
            1998                        26,785
            1999                        19,329
            2000                         8,290
            2001                         6,275
            Thereafter                  37,095
                                       -------
              Total                    127,918
                                       =======

5.      LONG-TERM DEBT AND NOTES PAYABLE - OTHER

        Details of long-term debt and notes payable - other at December 31 are as follows:

                                                1996              1995
                                               ------            -----
                                                  (In Thousands)
        Long-term debt
           Notes payable:
               4.62% due 1996                      -                10,000
               4.94% due 1997                   15,000              15,000
                                              --------             -------

                                                15,000              25,000
                                              --------             -------

               Less Current Maturities         (15,000)            (10,000)
                                              --------             -------

                                                   -                15,000
                                              --------             -------
           Capitalized lease obligations:
               9 1/4% building lease             5,689               5,874
               13% building lease               42,761              43,174
                                              --------             -------

                                                48,450              49,048
                                              --------             -------

               Less Current Maturities            (792)               (598)
                                              --------             -------

                                                47,658              48,450
                                              --------             -------

           Total long-term debt                 47,658              63,450
                                               =======             =======

                                                                        19G

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

        The Southern Company has guaranteed the payment of the above notes and the rental payments relating to the 13% building lease.

        Maturities over the next five years of the Company's long-term debt outstanding at December 31, 1996 are as follows:

                            (In Thousands)

               1997                        15,792
               1998                         1,011
               1999                         1,259
               2000                         1,542
               2001                         1,862
               Thereafter                  41,984
                                           ------
                 Total                     63,450
                                           ======

        Assets acquired under capital leases are recorded in the Company's balance sheets as office building. The net book value of assets acquired under capitalized leases was approximately $26,688,179 and $28,572,000 at December 31, 1996 and 1995, respectively.

        In January 1994, Southern Company Services, Inc. sold to Orchard L.L.C. the office building located at 800 Shades Creek Parkway in Birmingham. The Company at that time entered into a four year operating lease with Orchard.

        Financial Instruments

        In accordance with Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," all financial instruments of the Company - for which the carrying amount does not approximate fair value - are shown in the table below as of December 31:



                                                     Long-Term Debt
                                             ------------------------------
                                             Carrying                  Fair
                                             Amount                    Value
                                             --------                  ------
                                                       (In Millions)

               1996                          15.0                      14.9
               1995                          25.0                      24.8

        The fair values for long-term debt were based on closing prices of comparable instruments.

6.      PURCHASE COMMITMENTS

        The Company has purchase commitments for computer hardware and software. At December 31, 1996, future expenditures for these commitments are estimated to be approximately $3,600,000 in 1997.

20
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                   SCHEDULE XV

                               STATEMENT OF INCOME

ACCOUNT             DESCRIPTION                             CURRENT YEAR         PRIOR YEAR
------              ----------                              -------------        ----------

            INCOME

   457         Services rendered to associate companies         581,403           506,928
   458         Services rendered to nonassociate
                   companies                                     32,098            31,893
   421         Miscellaneous income or loss                      (7,359)            3,179
                                                                -------           -------

                      Total Income                              606,142           542,000
                                                                -------           -------

            EXPENSE

   920         Salaries and wages                               225,502           230,023
   921         Office supplies and expenses                      82,958            66,950
   922         Administrative expense transferred-
                   credit                                           -                 -
   923         Outside services employed                        135,379           115,690
   924         Property insurance                                   774               748
   925         Injuries and damages                                 119               101
   926         Employee pensions and benefits                    23,161            22,029
   928         Regulatory commission expense                        588               606
   930.1       General advertising expenses                         -                 -
   930.2       Miscellaneous general expenses                    19,540            20,696
   931         Rents  49,931                                     23,254
   932         Maintenance of structures and
                   equipment                                     27,766            22,118
   403         Depreciation and amortization expense             16,471            16,922
   408         Taxes other than income taxes                     16,076            15,176
   409         Income taxes                                         108                80
   410         Provision for deferred income taxes                  -                 -
   411         Provision for deferred income taxes -
                   credit                                           -                 -
   411.5       Investment tax credit                                -                 -
   426.1       Donations                                          1,314             1,014
   426.5       Other deductions                                     -                 -
   427         Interest on long-term debt                         5,462             6,296
   430         Interest on debt to associate companies              788               231
   431         Other interest expense                               205                66
                                                                -------           -------

                      Total Expense                             606,142           542,000
                                                                -------           -------

                      Net Income or (Loss)                          -                 -
                                                                =======           =====


                                                                             21
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457


                                  DIRECT        INDIRECT       COMPENSAT'N        TOTAL
                                  COSTS         COSTS          FOR USE            AMOUNT
NAME OF ASSOCIATE COMPANY         CHARGED       CHARGED        OF CAPITAL         BILLED
-------------------------         -------       -------        ----------         -------
                                    57-1         457-2          457-3

The Southern Company               7,042          1,677            177             8,896

Alabama Power Company            100,705         28,792          1,683           131,180

Georgia Power Company            145,840         41,317          3,111           190,268

Gulf Power Company                26,416          6,949            353            33,718

Mississippi Power Company         26,621          7,873            358            34,852

Savannah Electric & Power
  Company                          9,008          1,926            129            11,063

Southern Electric Generating
  Company                          1,006            376             10             1,392

Southern Electric International,
  Inc.                             6,667          2,430            136             9,233

Southern Development and
  Investment Group, Inc.           5,808          2,206             92             8,106

Southern Nuclear Operating
  Company                         48,769         16,484            434            65,687

Southern Communication Services   10,437          1,689             87            12,213

Southern Electric Railroad           194            100              1               295

Southern Information Holding Co.     -                1            -                   1

Southern Telecommunications
  Holding Co.                         12             12            -                  24
                                 -------        -------         ------           -------


          TOTAL                  388,525        111,832          6,571           506,928
                                 =======        =======          =====           =======







                                                                                                                           22

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458


                                               DIRECT       INDIRECT     COMPENSATION                        EXCESS         TOTAL
                                               COSTS         COSTS         FOR USE            TOTAL            OR           AMOUNT
NAME OF NONASSOCIATE COMPANY                  CHARGED       CHARGED       OF CAPITAL          COST         DEFICIENCY       BILLED
----------------------------                  -------       -------      --------------       -----        ----------       ------
                                               458-1         458-2          458-3                            458-4

Department of Energy (DOE)                     $18,367        $1,998          $ 15          $20,380            $ 0       $20,380
Electric Power Research Institute                4,934           536             4            5,474              0         5,474
Westinghouse                                     1,456           158             1            1,615              0         1,615
MindSpring                                          60             6             0               66              0            66
AT&T                                                15             2             0               17              0            17
Delta Com                                           29             3             0               32              0            32
Alcoa                                               24             3             0               27              0            27
MPX Systems                                         38             4             0               42              0            42
Interstate Fibernet                                 58             6             0               64              0            64
Bankers Trust Company (Southern
  System Master Retirement Trust)                  495            54             0              549              0           549
VEBA-Alabama Power                                   6             1             0                7              0             7
Geothermal Heat Pump Consortium                      5             1             0                6              0             6
Fleet Credit Corporation                            15             2             0               17              0            17
Powerco Federal Credit Union                        27             3             0               30              0            30
Florida Power & Light Co./Jacksonville
  Electric Authority/
  City of Tallahassee/FPC                        1,802           196             1            1,999              0         1,999
Oglethorpe Power Corporation                     1,208           131             1            1,340              0         1,340
Southeastern Electric Reliability
  Council                                           32             3             0               35              0            35
Nonassociated Labor Accrual                        162            18             0              180              0           180
Other (13 items less than $5,000)                   12             1             0               13              0            13
                                               -------        ------           ---          -------            ---       -------

     TOTAL                                     $28,745        $3,126           $22          $31,893             $0       $31,893
                                               =======        ======           ===          =======             ==       =======



INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company:
  Department of Energy (DOE) - Contract services concerning clean coal technology; hot gas cleanup project, including construction of pilot test facility.
  Electric Power Research Institute - GNOCIS demonstrations, ash in agriculture and land reclamation; burner balancing; multimedia diesel clean-up at CT; Manages version 2.0 software enhancement; electrokinetic remediation; fine particulates and air toxic control; pinch study; arsenic remediation; advanced end-use technologies; bioremediation project; and bulk transmission system reliability evaluation.
  Westinghouse - Subcontracts for the research and design of components of nuclear reactors.
  MindSpring, AT&T, MPX Systems, Interstate Fibernet, and Delta Com - Telecommunication services related to fiber optics.
  Alcoa - Purchase of fiber optic cable.
  Bankers Trust Co. (Southern System Master Retirement Trust) -
  Trustee services provided by Bankers for Southern Company Master Retirement Trust.
  VEBA - Alabama Power - Short-term and Financial Services provided to
  Voluntary Employee Benefits Association. Geothermal Heat Pump Consortium - Geothermal Heat Pump Study.
  Fleet Credit Corporation - Financial services - Capital replacement services. Powerco Federal Credit Union - Telephone equipment and other resource usage. Oglethorpe Power - Operating and Planning Services (OPS) scheduling fees. FP&L, FPC, JEA, and City of Tallahassee - Unit Power Sales (UPS) agreements. Southeastern Electric Reliability Council - Occupancy and other related services.




                                                                                            23
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996
                             (Thousands of Dollars)

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES


INSTRUCTION:   Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.
( ) Denotes red figure.



                                   ASSOCIATE COMPANY CHARGES          NONASSOCIATE COMPANY CHARGES      TOTAL CHARGES FOR SERVICE
                                   DIRECT     INDIRECT                DIRECT      INDIRECT               DIRECT    INDIRECT
DESCRIPTION OF ITEMS                COST        COST       TOTAL       COST         COST      TOTAL     COST       COST      TOTAL
--------------------               --------   -----------  -----      --------   -----------   -----    ------    --------   -----


920   SALARIES AND WAGES          $191,781    $31,680    $223,461    $ 6,224     $   338    $ 6,562    $198,005   $32,018  $230,023
921   OFFICE SUPPLIES & EXPENSES    51,180     10,414      61,594      5,327          29      5,356      56,507    10,443    66,950
922   ADMINISTRATIVE EXP.
       TRANSFERRED-CREDIT              -          -           -          -           -          -           -         -         -
923   OUTSIDE SERVICES EMPLOYED     94,776      7,267     102,043     13,640           7     13,647     108,416     7,274   115,690
924   PROPERTY INSURANCE               346        289         635        112           1        113         458       290       748
925   INJURIES AND DAMAGES               6         95         101        -           -          -             6        95       101
926   EMPLOYEE PENSIONS
       & BENEFITS                    1,770     19,859      21,629        -           400        400       1,770    20,259    22,029
928   REGULATORY COMMISSION
       EXPENSE                         606        -           606        -           -          -           606       -         606
930.1 GENERAL ADVERTISING
       EXPENSES                        -          -           -          -           -          -           -         -         -
930.2 MISCELLANEOUS GENERAL
       EXPENSES                     13,989       1,681     15,670      3,364       1,662      5,026      17,353     3,343    20,696
931   RENTS                         12,881     10,245      23,126         30          98        128      12,911    10,343    23,254
932   MAINTENANCE OF STRUCTURES
       AND EQUIPMENT                15,618      6,417      22,035         39          44         83      15,657     6,461    22,118
403   DEPRECIATION & AMORTIZATION
       EXPENSE                       6,761     10,035      16,796          9         117        126       6,770    10,152    16,922
408   TAXES OTHER THAN INCOME
       TAXES                         1,551     13,195      14,746        -           430        430       1,551    13,625    15,176
409   INCOME TAXES                     -           80          80        -           -          -           -          80        80
410   PROVISION FOR DEFERRED
       INCOME TAXES                    -          -           -          -           -          -           -         -         -
411   PROVISION FOR DEFERRED
       INCOME TAXES CREDIT             -          -           -          -           -          -           -         -         -
411.5 INVESTMENT TAX CREDIT            -          -           -          -           -          -           -         -         -
426.1 DONATIONS                        439        575       1,014        -           -          -           439       575     1,014
                                   -------    -------     -------     ------       -----     ------     -------   -------   -------
        SUBTOTAL EXPENSES =        391,704    111,832     503,536     28,745       3,126     31,871     420,449   114,958   535,407





                                                                                                                  23A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996
                             (Thousands of Dollars)

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES


                                    ASSOCIATE COMPANY CHARGES         NONASSOCIATE COMPANY CHARGES     TOTAL CHARGES FOR SERVICE
                                    DIRECT     INDIRECT               DIRECT    INDIRECT               DIRECT    INDIRECT
DESCRIPTION OF ITEMS                 COST        COST      TOTAL      COST       COST        TOTAL     COST       COST      TOTAL
--------------------                --------   --------    -----     --------  --------      -----    ------    --------    -----

427   INTEREST ON LONG-TERM DEBT        -          -        6,274       -          -            22         -         -       6,296
430   INTEREST ON DEBT TO
       ASSOCIATE COMPANIES              -          -          231       -          -           -           -         -         231
431   OTHER INTEREST EXPENSE            -          -           66       -          -           -           -         -          66
                                    -------    -------    -------    ------      -----     -------     -------   ------    -------
        TOTAL EXPENSES =            391,704    111,832    510,107    28,745      3,126      31,893     420,449   114,958   542,000
421   MISCELLANEOUS GAIN             (3,179)         -     (3,179)      -          -           -       (3,179)       -     (3,179)
                                   --------   --------   --------   -------     ------     ------     --------  --------  --------
        TOTAL COST OF SERVICE =    $388,525   $111,832   $506,928   $28,745     $3,126     $31,893    $417,270  $114,958  $538,821
                                   ========   ========   ========   =======     ======     =======    ========  ========  ========





                                                                                                                   24

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996
                             (Thousands of Dollars)

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION

INSTRUCTION:   Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:
 Uniform System  Account)
( ) Denotes red figure.

                         DEPARTMENT OR SERVICE FUNCTION

                                                                             Finance                                     Human
                                           Total                               and      Governmental   Resources and    Information
DESCRIPTION OF ITEMS                       Amount   Engineering  Executive  Accounting    Affairs      Administration   Resources
--------------------                       ------   -----------  ---------  ----------  ------------   ---------------  ----------

920    SALARIES AND WAGES                 $230,023  $ 51,515     $3,592      $15,411       $1,150       $21,342         $ 68,093
921    OFFICE SUPPLIES AND EXPENSES         66,950     8,324        521        1,762          555         4,204           39,325
923    OUTSIDE SERVICES EMPLOYED           115,690    20,476        840        5,573        1,182        10,760           54,578
924    PROPERTY INSURANCE                      748        62          3           24            1            31              102
925    INJURIES AND DAMAGES                    101        27        -              7          -               9               32
926    EMPLOYEE PENSIONS & BENEFITS         22,029     4,800        128        1,406           82         2,121            6,559
928    REGULATORY COMMISSION EXPENSE           606       -          -              2          -             -               -
930.2  MISCELLANEOUS GENERAL EXPENSES       20,696       383        369          914          463         9,051            7,315
931    RENTS                                23,254     2,036        147          652           44         1,606           13,297
932    MAINTENANCE OF STRUCTURES & EQUIP    22,118     1,575        116          726           14           844           11,699
403    DEPRECIATION & AMORTIZATION
         EXPENSE                            16,922     2,758        159        1,196           47         1,049            7,606
408    TAXES OTHER THAN INCOME TAXES        15,176     3,621         68          987           42         1,451            5,386
409    INCOME TAXES                             80       -          -            -            -             -                -
426.1  DONATIONS                             1,014       -          328            3          179            22                2
427    INTEREST ON LONG-TERM DEBT            6,296       255        177          977            7           846            2,733
430    INTEREST ON DEBT TO ASSOCIATE CO.       231        31          2            9            1            16               86
431    OTHER INTEREST EXPENSE                   66       (59)        (3)         (18)           2           (23)            (138)
                                           -------   -------     ------      -------       ------       -------         --------
         TOTAL EXPENSES                    542,000    95,804      6,447       29,631        3,769        53,329          216,675
421    MISCELLANEOUS GAIN                   (3,179)     (186)       (84)        (384)         (49)         (691)            (818)


       TOTAL COSTS                        $538,821   $95,618      $6,363     $29,247       $3,720       $52,638         $215,857
                                          ========   =======      ======     =======       ======       =======         ========





                                                                                                                   25

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996
                             (Thousands of Dollars)

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION

                         DEPARTMENT OR SERVICE FUNCTION

                                  Planning                                  Research and
ACCOUNT           Internal     Market Research                   Public     Environmental     System      Administrative   External
NUMBER              Audit        and Support     Production    Relations       Affairs        Aircraft     and General     Affairs
-------           --------     --------------    ----------    ---------    ------------      ---------    -------------   --------

   920            $5,587           $4,722        $27,448         $2,101       $ 6,381        $2,774           $17,406       $2,501
   921               900              771          3,599            858         3,995           645               769          722
   923               281            2,059          5,175          1,586         7,600            29             2,745        2,806
   924                 7                6             29              3           118             6               352            4
   925                 2                2             10              1             3             1                 6            1
   926               543              426          2,334            197           557           298             2,365          213
   928               -                604            -              -             -             -                -             -
   930.2             278             (834)           453            137           375            89             1,654           49
   931               485              224          1,105            109           129            64             3,219          137
   932               141              157          1,246             60            80         3,644             1,652          164
   403               158              318          1,684            210           233         1,257                89          158
   408               384              315          1,720            134           404           197               322          145
   409               -                -              -              -             -             -                  80          -
   426.1             -                -              -              405           -             -                   9           66
   427               154              231            310             86            (1)          (28)              375          174
   430                 2                2             18              3             3            56              -               2
   431                 1               (5)           (39)            (5)           11          (105)              449           (2)
                   -----           ------        -------         ------    ----------       -------           -------       ------
Expenses           8,923            8,998         45,092          5,885        19,888         8,927            31,492        7,140
   421              (116)            (117)          (113)           (76)          (39)           (6)             (408)         (92)

TOTAL COSTS       $8,807          $ 8,881        $44,979         $5,809       $19,849        $8,921           $31,084       $7,046
                  ======          =======        =======         ======       =======        ======           =======       ======


( ) Denotes red figure.

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                        DEPARTMENTAL ANALYSIS OF SALARIES

                                   ACCOUNT 920

                           DEPARTMENTAL SALARY EXPENSE

NAME OF DEPARTMENT                   INCLUDED IN AMOUNTS BILLED TO    PERSONNEL
------------------                   ------------------------------    ---------
Indicate each department   TOTAL      PARENT      OTHER       NON        END OF
or service function        AMOUNT     COMPANY   ASSOCIATES  ASSOCIATES    YEAR
                           ------     -------   ----------  ----------    -----


Engineering                   51,515       36      48,348      3,131        631

Executive                      3,592      612       2,980        -            6

Finance & Accounting          15,411      815      14,261        335        193

Governmental Affairs           1,150       21       1,129        -            9

Human Resources & Admin.      21,342       61      21,277          4        274

Information Resources         68,093       89      67,770        234      1,011

Internal Auditing              5,587      253       5,334        -           74

Planning Marketing
 Research & Support            4,722       14       4,707          1         54

Production                    27,448       35      27,079        334        312

Public Relations               2,101      485       1,616        -           31

Research & Environmental
 Affairs                       6,381      -         4,131      2,250         77

System Aircraft                2,774      311       2,463        -           45

External Affairs              17,406      545      16,861        -           41

Administrative & General       2,501      425       1,801        275        -
                             -------    -----     -------      -----      ----


      TOTAL                  230,023    3,702     219,757      6,564      2,758
                             =======    =====     =======      =====      =====


( ) Denotes red figure.

27
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923

INSTRUCTIONS:     Provide a breakdown by subaccount of outside services
                  employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                         RELATIONSHIP
                                                         "A"=ASSOCIATE
                                  DESCRIPTION OF          "NA"= NON
FROM WHOM PURCHASED               LARGEST INVOICE          ASSOCIATE    AMOUNT
-------------------               ---------------        -----------    -------

Legal Services
Balch & Bingham                   Legal Services                  NA     2,865
Edison Electric Institute         Industry Initiative             NA       108
Troutman, Sanders                 Legal Services                  NA     2,685


Twenty-One Other Items (less
   than $100,000 paid to other
   than Associate Cos.)          Aggregate                        NA       519
                                                                         -----
                                                                         6,177
                                                                         -----

Auditing Service
Arthur Andersen LLP               Audit Services                   NA      692
Deloitte&Touche Consulting        Consulting Services (Credit)     NA     (160)

One Other Items (less
    than $100,000 paid to other
    than Associate Cos.)          Aggregate                        NA        2
                                                                         -----
                                                                           534
                                                                         -----

(Continued on Page 27A)

                                                                          27A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923

INSTRUCTIONS:      Provide a breakdown by subaccount of outside services
                   employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                           RELATIONSHIP
                                                           "A"=ASSOCIATE
                             DESCRIPTION OF                "NA"= NON
FROM WHOM PURCHASED          LARGEST INVOICE                ASSOCIATE    AMOUNT
-------------------          ---------------               ----------    ------


Engineering Services
ABB C-E Services, Inc.        Engineering Services                  NA      145
ADECCO Services               Engineering, Personnel Serv.          NA      227
Alabama Power Company         Contract Engineering Serv.            A       649
BE&K Engineering Co.          Contract Engineering Serv.            NA    4,484
Bechtel Power Corp.           Contract Engineers-Constructors       NA    4,467
Comprehensive Computer
  Consulting, Inc.            Contract Programming                  NA      107
Cowin Equip. Co., Inc.        Engineering Services                  NA      171
Industrial Filter&Pump Mfg.   Power Systems Development-DOE         NA      249
Radian Corporation            Engineering Services                  NA      410
Rust International Corp.      Labor Broker Agreement                NA      186
Shook & Fletcher
  Insulation Co.              Power Systems Development-DOE         NA      354
Southern Research Institute   Power Systems Development-DOE         NA      589
Steel City Erection & Crane   Power Systems Development-DOE         NA      223
Treco Construction Services   Power Systems Development-DOE         NA    5,458
Warren Environment, Inc.      Power Systems Development-DOE         NA      121
Westinghouse Electric Corp.   Contract Engineering Serv.            NA      190


One Hundred Twenty-Seven Other Items
    (less than $100,000 paid to other
    than Associate Cos.)                  Aggregate                         369

                                                                         18,399

(Continued on Page 27B)

27B
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923


INSTRUCTIONS:      Provide a breakdown by subaccount of outside services
                   employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                            RELATIONSHIP
                                                            "A" =ASSOCIATE
                                DESCRIPTION OF               "NA"= NON
FROM WHOM PURCHASED             LARGEST INVOICE             ASSOCIATE    AMOUNT
-------------------             ---------------             ---------    ------

Other Services

Acme Printing, Co.              Publication Services              NA        200
Adia Services, Inc.             On-site Clerical Serv.            NA      2,372
ADP Proxy Services              Mailing Services                  NA        188
Aerotek, Inc.                   Radio Services                    NA        216
Alabama Power Company           Contract Services                 A       9,330
Alabama Staff                   Contract Personnel Serv.          NA        200
America's Registry, Inc.        Systems Development               NA      1,051
Andersen Consulting LLP         Consulting Services               NA     27,936
Anderson Lithograph             Publication Services              NA        700
Aon Consulting                  Consulting Services               NA        121
Application Tech. Serv.         System Consulting Services        NA        454
Arko Executive Serv., Inc.      Security Services                 NA        234
Arthur Andersen LLP             Consulting Services               NA        280
AT&T                            Project Services                  NA        200
Bowne of Atlanta, Inc.          Mail Services                     NA        265
Cambio Networks, Inc.           Contract Services                 NA        235
Charles River Assoc. Incor      Environmental Study               NA        265
Comdisco Disaster Recovery
  Services                      Disaster Recovery Services        NA        114
Comms People, Inc.              Contract Services                 NA        452
Comprehensive Computer
  Consulting                    Contract Consulting               NA      5,054
Computer Associated
  International                 Contract Services                 NA        319
Dataplex Corporation            Microfiche Production             NA        353
Deloitte&Touche Consulting      Consulting Services               NA        885
Dewey Ballantine                Consulting Services               NA        166
Drake Beam Morin, Inc.          Personnel Services                NA        475



(Continued on page 27C)

                                                                          27C
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923


INSTRUCTIONS:     Provide a breakdown by subaccount of outside services
                  employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                         RELATIONSHIP
                                                         ASSOCIATE
                                DESCRIPTION OF           NA"= NON
FROM WHOM PURCHASED             LARGEST INVOICE          ASSOCIATE       AMOUNT
------------------              ---------------          ---------       ------

Electric Pwr. Research Inst.    Industry Studies                   NA       806
Elrick & Lavidge, Inc.          Survey Services                    NA       470
Engineering Planning &
     Management                 Consulting Services                NA       292
Ernst & Young                   Consulting Services                NA       147
First Union National Bank       Banking Services                   NA       437
Form Maker Software, Inc.       Software Services                  NA       759
Georgia Power Company           Project Support                    A      4,209
Gift Certificate Center         Personnel Services                 NA       199
Griffith & Rogers               Governmental Affairs               NA       226
Gulf Power Company              Project Support                    A      2,415
Hewitt Associates               Personnel Services                 NA     3,879
Hogan & Hartson                 Consulting Services                NA       122
Huthwaite, Inc.                 Consulting Services                NA       100
Infodesign Group, Inc.          Training Services                  NA       123
J. P. Morgan Securities,Inc.    Financial Services                 NA       196
James W. Rock                   Consulting Services                NA       103
Kercheval Engineers             Microwave Consulting               NA       211
Lehman Brothers                 Financial Services                 NA       129
Magi-Ware, Inc.                 Programming Services               NA       107
Marketing & Planning Sys        System Development                 NA       185
Merrill Lynch Asset
  Management                    Financial Services                 NA       764
Merrill Lynch Trust Co.         Financial Services                 NA       408
Merrill Lynch Pierce,
  Fenner & Smith                Financial Services                 NA     1,152
Microsoft Corp.                 Technology Planning Services       NA       326
Mississippi Power Co.           Project Support                    A        790
Moody's Investor Service        Financial Services                 NA       156
New York Stock Exchange         Financial Services                 NA       436
Paul Griffin & Assoc.           Building Maintenance               NA       111
Pony Express Courier            Courier Services                   NA       100
Power Energy Services, Inc.     Contract Engineering               NA       237
Ray Bloch Productions, Inc.     Production Services                NA       628
Risk Advisory                   Risk Management Consulting         NA       264
RR Donnelley Receivables,
  Inc.                          Financial Services                 NA       114
Rust International Corp.        Personnel Services                 NA       137


(Continued on page 27D)

27D
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923


INSTRUCTIONS:      Provide a breakdown by subaccount of outside services
                   employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                           RELATIONSHIP
                                                            A"=ASSOCIATE
                              DESCRIPTION OF              "NA"= NON
FROM WHOM PURCHASED           LARGEST INVOICE              ASSOCIATE     AMOUNT
-------------------           ---------------              ---------     ------

Savannah Electric & Power     Project Support                    A         648
Sawyer & Associates, Inc.     Contract Programming               NA        152
Scott, Madden & Assoc., Inc.  Personnel Services                 NA        554
Shoreline Utility Advisors,
  Inc.                        Financial Services                 NA        209
Software Spectrum             Software Upgrade Services          NA        529
Southeast Power Corp.         Construction Services              NA        451
Southern Development &
  Investment Group            Project Support                    A         126
Southern Research Institute   Consulting Services                NA        151
Summit Communications, Inc.   Consulting Services                NA        104
Systems Applications Intl     Consulting Services                NA        400
TATA Consultancy Services     Systems Support                    NA      1,097
Technology Partners, Inc.     Consulting Services                NA        264
Teknecon, Inc.                Consulting Services                NA        363
The Hawthorn Group            Survey Services                    NA        267
The Smith-Free Group          Consulting Services                NA        191
Southern Company              Financial Services                 A         122
Towers Perrin                 Consulting Services                NA        517
TQS Research, Inc.            Consulting Services                NA        289
Wells Fargo Guard Services    Security Services                  NA        544
Windham Brannon               Load Research Activities           NA        123
Xerox Corporation             Facilities Management              NA      1,121



    120 Items Others Under $100,000                              NA      9,555
                                                                       -------
                                                                        90,580

                                                                       115,690
                                                                       =======

28
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926

INSTRUCTIONS:   Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION                                                       AMOUNT
-----------                                                       ------

Pensions                                                            (437)

Early Retirement Benefits                                            764

Employees' Group Insurance                                         8,315

Post Retirement Medical Benefits                                   4,590

Post Retirement Life Benefits                                      2,050

Educational Assistance Plan                                          237

Minority Scholarship Program                                          53

Employee Savings Plan/ESOP - Company Contribution                  6,223

Employee Health and Physical Examinations                            107

Post Employment Benefits                                             (53)

Other (Employees' Professional Fees and
    Other Employee Fringe Benefits)                                  180
                                                                  ------
    TOTAL                                                         22,029
                                                                  ======

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                          GENERAL ADVERTISING EXPENSES

                                  ACCOUNT 930.1


INSTRUCTIONS:              Provide a listing of the amount included in Account
                           930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION                NAME OF PAYEE                            AMOUNT

NOT APPLICABLE

30
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                         MISCELLANEOUS GENERAL EXPENSES

                                  ACCOUNT 930.2


INSTRUCTIONS:     Provide a list of the amount included in Account 930.2,
                  "Miscellaneous General Expenses", classifying the items according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S. 441 (b)
                  (2) shall be separately classified.


DESCRIPTION                                                            AMOUNT
-----------                                                           -------

Employee Training                                                       7,734

Expenses of SCS Employees Located at Operating Co.                      6,316

Meals, Lodging, & Incidentals Related to
  Meetings & Conferences                                                3,626

Dues and Memberships                                                      937

Recruiting, Interviewing, & Placement
  of Employees                                                            282

Corporate Moving Expenses                                                  88

Other General Expenses                                                  1,713
                                                                       ------
    TOTAL                                                              20,696
                                                                       ======

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                      RENTS

                                   ACCOUNT 931


INSTRUCTIONS:      Provide a listing of the amount included in Account 931,
                   "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                          AMOUNT
-----------                                                          ------
Office Rents                                                         14,995

Computer and Other Data Processing Equipment Rental                   4,451

Software Rental                                                       2,721

All Other (Automobile, Office Furniture & Equipment,
    and Miscellaneous Storage & Equipment Rental)                     1,087
                                                                     ------
    TOTAL                                                            23,254
                                                                     ======

                                                                             32
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408

INSTRUCTIONS:     Provide an analysis of Account 408, "Taxes Other Than Income
                  Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes.
                  Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


KIND OF TAX                                                        AMOUNT
-----------                                                        -------


Other Than U.S. Government Taxes

    State Unemployment                                                 101
    City/Business License Tax                                           15

    Property and Other City and State                                1,465
                                                                   -------

         Subtotal - Other                                            1,581
                                                                   -------


U.S. Government Taxes

    Federal Insurance Contributions Act                            13,395

    Federal Unemployment                                              200

         Subtotal - U.S. Government                                13,595
                                                                   ------


    TOTAL                                                          15,176
                                                                   ======

33
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                    DONATIONS

                                  ACCOUNT 426.1

INSTRUCTIONS:   Provide a listing of the amount included in Account 426.1,
                "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                         PURPOSE OF DONATION          AMOUNT
-----------------                         -------------------          -------

280 Shades Creek Project                  Civic & Charitable               15
Alabama, University of                    Employee Matching Gift           12
American Heart Association                Civic & Charitable                3
American Legislative Exchange             Support of Program               14
Atlanta Chamber Foundation                Civic & Charitable               50
Atlanta Classic Foundation                Civic & Charitable                7
Auburn University Foundation              Employee Matching Gift            5
Boy Scouts of America                     Civic & Charitable                9
Business Institute for Political
 Analysis                                 Support of Program                5
Cahaba Girl Scout Council                 Civic & Charitable               17
Callanwolde Fine Arts Center              Civic & Charitable                5
Center for Legislative Energy &
 Environmental Research                   Support of Program                8
Center Street Middle School               Civic & Charitable                4
City Stages - Birmingham Festival         Civic & Charitable                5
Eisenhower Center Building Fund           Civic & Charitable              115
Georgia Center for Advanced
 Telecommunications                       Civic & Charitable                3
Georgia Institute of Technology           Employee Matching Gift           16
Georgia Youth Science & Technology Center Civic & Charitable               15
Hayes, Domenici & Associates              Civic & Charitable               55
Index Research & Advisory Services        Civic & Charitable               63
Junior Achievement of Greater B'Ham       Civic & Charitable                4
Juvenile Diabetes Foundation              Civic & Charitable               25
Kennedy Center for Performing Arts        Civic & Charitable                5
Literacy Council of Central Alabama       Civic & Charitable                5
March of Dimes                            Civic & Charitable               21
Metropolitan Development Board            Civic & Charitable               10

                                                                         33A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                    DONATIONS

                                  ACCOUNT 426.1

INSTRUCTIONS:    Provide a listing of the amount included in Account 426.1,
                "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.



NAME OF RECIPIENT                           PURPOSE OF DONATION         AMOUNT
-----------------                           -------------------         -------

National Wild Turkey Federation             Civic & Charitable               5
Public Affairs Council                      Civic & Charitable               3
Republican Senate/House Dinner
 Building Fund                              Support of Program              40
Smithsonian Institution                     Civic & Charitable               8
Southern Governor's Association             Support of Program               5
Taste of the South                          Support of Program              10
The Coalition                               Support of Program              50
The College Fund/UNCF                       Civic & Charitable               4
The King Center                             Civic & Charitable               4
The National Coal Council                   Support of Program              11
The Nature Conservancy                      Civic & Charitable              15
The Progress & Freedom Foundation           Civic & Charitable              60
United States Energy Association            Support of Program               3
United Way                                  Civic & Charitable             194
Washington Legal Foundation                 Civic & Charitable               5
Woodruff Arts Center                        Civic & Charitable              10



57     Other Items (Less than $3,000)       Civic & Charitable              54

74     Other Items (Less than $3,000)       Employee Matching Gift          31

5      Other Items (Less than $3,000)       Support of Program               6
                                                                         -----


    TOTAL                                                                1,014
                                                                         =====

34
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1997

                             (Thousands of Dollars)

                                OTHER DEDUCTIONS

                                  ACCOUNT 426.5


INSTRUCTIONS:     Provide a listing of the amount included in Account 426.5,
                 "Other Deductions", classifying such expenses according to their nature.


DESCRIPTION                    NAME OF PAYEE                          AMOUNT



NOT APPLICABLE

                                                                         35
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:              The space below is provided for important notes
                           regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See Notes to Financial Statements on Pages 19 - 19G.

36
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                  SCHEDULE XIX

                             FINANCIAL DATA SCHEDULE




    Net Service Company Property                                    124,487
    Total Investments                                                 3,925
    Total Current and Accrued Assets                                139,686
    Total Deferred Debits                                             6,851
    Balancing Amount for Total Assets and Other Debits                  -
    Total Assets and Other Debits                                   274,949
    Total Proprietary Capital                                           875
    Total Long-Term Debt                                             47,658
    Notes Payable                                                    15,792
    Notes Payable to Associate Companies                                -
    Balancing Amount for Total Current and Accrued
      Liabilities                                                   132,051
    Total Deferred Credits                                           78,573
    Accumulated Deferred Income Tax Credits                             -
    Total Liabilities and Proprietary Capital                       274,949
    Services Rendered to Associate Companies                        506,928
    Services Rendered to Nonassociate Companies                      31,893
    Miscellaneous Income or Loss                                      3,179
    Total Income                                                    542,000
    Salaries and Wages                                              230,023
    Employee Pensions and Benefits                                   22,029
    Balancing Amount for Total Expenses                             289,948
    Total Expenses                                                  542,000
    Net Income (Loss)                                                   -
    Total Cost of Service (Direct Costs)                            417,270
    Total Cost of Service (Indirect Costs)                          114,958
    Total Cost of Service (Total)                                   538,821
    Number of Personnel End of Year                                   2,758

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                               ORGANIZATION CHART

                            Chairman, President & CEO
                                Southern Company


                  President & CEO
                  Southern Co. Serv.


                                                VP -Human       Sr. VP-             Director         Exec. VP-
Sr. Exec. VP-              Sr. VP-              Resources(1)    External            Internal         Finance(2)
Chief Production           System Trans.                         Affairs(2)          Auditing(1)
                           Planning & Oper

   Exec. VP                Sr. VP-                               VP Corp.                              VP-Fin.
   Engineering             Chief Information                     Communications(1) Planning
                           Officer
   VP Research &                                                 VP-Governmental   Treasurer
   Environmental           Sr. VP-                               Affairs
   Affairs                 So. Wholesale                                                                 Director
                           Energy                                VP-Enviro.                            Short-Term
   VP Procurement                                                Policy                                Finance
   & Materials             VP Marketing
                           & New Business                        VP-Secretary      Director
   VP Fuel                 Development                           & House                               Risk
   Services                                                      Counsel                               Management
                           VP-Comptroller
   Director                & CFO
   System Planning


(1)  Report to the President & CEO of SCS for SES related matters only.
(2)  Direct reports to Chairman, President & CEO of Southern Company.

38

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                              METHODS OF ALLOCATION

The allocation statistics for each of the methods described below were calculated using a three-year rolling average with a one-year lag in implementation; i.e., the 1996 ratios used the average annual statistics for the years 1992, 1993, and 1994.

     1.     Annual Operating Area Territorial Load Basis

            Each Client Operating Company, other than Southern Electric Generating Company (SEGCO), will be charged that percentage of the total Service Company charges to be distributed by this method which its annual operating area territorial load is of the total annual operating area territorial load of the Southern electric system, defined as total energy generated plus energy received minus energy deliveries to exclude loads and include all Southeastern Power Administration (SEPA) Preference Customer loads (exclusive of the direct SEPA-Crisp County component), as well as loads served jointly by Georgia Power Company and Oglethorpe Electric Membership Corporation, Municipal Electric Association of Georgia (MEAG), and City of Dalton through the aforesaid companies joint ownership of generating facilities with Georgia Power Company. The MEAG component includes any component for Crisp County under the provisions of the MEAG-Crisp County Agreement. Excluded areas are such as those of South Mississippi Electric Power Association, Alabama Electric Cooperative, Tennessee Valley Authority, Florida Power Corporation, etc.

     2.     Customer Basis

            Each Client Operating Company, other than SEGCO, will be charged that percentage of the total Service Company charges to be distributed by this method which its average number of customers is to the total average number of customers of the Southern electric system, other than SEGCO.

     3.     Employee Basis

            Each Client Company, other than SEGCO, will be charged that percentage of the total Service Company charges to be distributed by this method which its average number of employees is of the total average number of employees of all Client Companies, other than SEGCO.

     4.     Direct Billing Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its applicable Service Company direct billings is to the total Service Company direct billings.

                                                                   38A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                              METHODS OF ALLOCATION


     5.     Financial Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its average of the percentages of net fixed assets, operating expenses and operating revenue sources is to the total Client Company net fixed assets, operating expenses and operating revenue of the Southern electric system.

     6.     Fossil Fuel Generation Basis

            Each Client Operating Company will be charged that percentage of the total Service Company charges to be distributed by this method which its generation from fossil fuel sources is to the total generation from fossil fuel sources of the Southern electric system.

     7.     Fossil and Hydro Capacity Basis

            Each Client Company will be charged the factor determined by dividing the total fossil and hydro generating capacity for each company, including capacity attributed to joint owners of system plants, by the total fossil and hydro generating capacity for the Southern electric system.

     8.     Insurance Premium Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its applicable insurance premiums is to the total applicable insurance premiums of the Southern electric system.

     9.     Net Fixed Assets Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its net fixed assets is to the total net fixed assets of the Southern electric system.

    10.     Number of Nuclear Plants

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its number of nuclear plants is to the total nuclear plants.

    11.     Number of Vehicles Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its number of vehicles is to the total vehicles for the Southern electric system.

38B
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                              METHODS OF ALLOCATION


    12.     Nuclear Plant Capacity Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its name plate kilowatt capacity of nuclear plants is to the total kilowatt capacity of all nuclear plants.

    13.     Nuclear Plant Generation Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its net generation of nuclear plants is to the total net generation of all nuclear plants.

    14.     Preferred Stockholder Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its number of preferred stockholders is to the total preferred stockholders for the Southern electric system.

    15.     Salary Basis

            The ratio of all applicable work orders for the appropriate division, department, groups of departments or other cost centers that incur salary charges per month. The larger the amount of salary charges to a direct work order, the larger the amount that work order will receive in the allocation.

    16.     Southern System Basis

            This method will be applicable only to charges for services which relate to Southern and other Client Companies. Each Client Company will be charged for the charges to be distributed by this method in the ratio of such Client Company's total capitalization to the sum of the total capitalization of all Client Operating Companies.

    17.     System Aircraft

            Passengers on system aircraft are charged a rate based on
             comparable, non-discounted commercial fares for the itinerary flown. Residual expenses not billed to client companies through the commercial fares are allocated to all associate companies as an availability fee based on the number of executives at each company.

39
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


The following annual statement was supplied to each associate client company regarding interest billed for compensation of equity capital and borrowed capital in 1996:

Pursuant to the amended Uniform System of Accounts for Mutual and Subsidiary Service Companies implemented in January 1980, Southern Company Services is required to submit an annual statement to its associate client companies stating the amount and calculation of interest billed for compensation of equity capital and borrowed capital. Southern Company Services does not bill its associate client companies for compensation of equity capital.

In 1996, Southern Company Services initiated short-term borrowings exclusively from The Southern Company; other outside banking institutions were not used. The interest rates on these borrowings ranged from 5.331% to 6.300%. Interest in the amount of $230,646.36 was accrued on The Southern Company and was billed to the client companies. The interest was distributed to each company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and our service contracts.

In addition, as of December 31, 1996, Southern Company Services had long-term debt outstanding from various institutions in the amounts of $63,449,564.65. The interest rates on these borrowings ranged from 4.62% to 13.0%. Interest of $6,361,435.73 was accrued and billed to the client companies. The interest was distributed to each company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and service contracts.

The interest on total service company indebtedness was billed to the associate and nonassociate companies as follows:

         The Southern Company                                  $  177,232.51
         Alabama Power Company                                  1,683,545.28
         Georgia Power Company                                  3,111,032.15
         Gulf Power Company                                       352,921.20
         Mississippi Power Company                                357,475.32
         Savannah Electric & Power Company                        128,809.89
         Southern Electric Generating Company                      10,180.13
         Southern Electric International, Inc.                    135,644.49
         Southern Nuclear Operating Company                       433,561.40
         Southern Development & Investment
           Group, Inc.91,517.32
         Southern Communications Services, Inc.                    87,301.37
         Southern Electric Railroad Company                           868.78
         Southern Telecommunications Holding Co.                      369.47
         Southern Information Holding Co.                              47.69
         Nonassociate                                              21,575.09
                                                               -------------
                                                               $6,592,082.09
                                                               =============

                                                                       40
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996











                                SIGNATURE CLAUSE

                   Pursuant to the requirements of the Public
              Utility Holding Company Act of 1935 and the rules and
              regulations of the Securities and Exchange Commission
               issued thereunder, the undersigned company has duly
              caused this report to be signed on its behalf by the
                 undersigned officer thereunto duly authorized.

                         Southern Company Services, Inc.
                           (Name of Reporting Company)


                                       By:
                         (Signature of Signing Officer)

                   /s/ W. Dean Hudson
                   W. Dean Hudson, Vice President, Comptroller
                           and Chief Financial Officer
                   (Printed Name and Title of Signing Officer)


                              Date: April 29, 1997